Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Orion Haus Homes & Hotels Inc.
2801 S. Federal Highway, 21770
Fort Lauderdale, FL 33335
www.orionhaus.com

Up to $4,999,998.96 in Common Stock at $0.76
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Orion Haus Homes & Hotels Inc.
Address: 2801 S. Federal Highway, 21770, Fort Lauderdale, FL 33335
State of Incorporation: DE
Date Incorporated: July 15, 2021

Terms:

Equity

Offering Minimum: $9,999.32 | 13,157 shares of Common Stock
Offering Maximum: $4,999,998.96 | 6,578,946 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.76
Minimum Investment Amount (per investor): $198.36

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses</u>*

Time-Based:

<u>Friends and Family Early Bird</u>

Invest within the first 48 hours and receive 20% bonus shares

<u>Super Early Bird Bonus</u>

Invest within the first 72 hours and receive 15% bonus shares

Invest $100,000 within the first 96 hours and receive 20% bonus shares

<u>Early Bird Bonus</u>

Invest within the first week and receive 10% bonus shares

Amount-Based:

Tier 1: $1,000+

Orion Haus resident receives 1 month of management with no commission (1 apartment)

Tier 2: $2,500+

Orion Haus luxury linen and fragrance package

Tier 3: $3,000+

1-Year VIP Discount of 10% on all Orion Haus reservations

Tier 4: $5,000+

Orion Haus pays your first rent payment

Tier 5: $7,500+

Attendance to the Orion Haus Annual Pro-Host Investor Summit

(For 2 attendees & free accomodations)

Tier 6: $10,000+

Building Owners get a preferred spot on the waitlist to become an

Orion Haus building

Tier 7: $25,000+

Building Owners get 1 month of Orion Haus management with no fees

Tier 8: $50,000+

1 Admission into the Orion Haus Internship Program

Tier 9: $100,000+

Right to invest in Orion Haus real estate

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Orion Haus Homes & Hotels Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.76/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $76. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Orion Haus is a PropTech hospitality management company that offers Short Term

Rental-friendly apartments, condos, homes and hotels. The Orion Haus PropTech and homesharing management program is a high-grossing multifamily amenity driving resident retention and higher returns.

Investors, Residents and Partners all earn more money and higher returns by monetizing homes which would otherwise sit dormant when it's unoccupied.

Why pay for something when you don't use it? Residents can offset their monthly rent by offering their homes for Short Term Rentals when they are not using them. Orion Haus is the first-of-its-kind flexible housing solution that is both real estate equity and platform agnostic.

Orion Haus has signed a deal to manage 10 multifamily buildings — one of the biggest short term rental multifamily deals in history — a deal which also includes 13 additional buildings expected by October. Contract gives Orion Haus Right of First Offer option on all future multifamily buildings by the same owner. Additionally, Orion Haus currently has a waitlist of over 30,000+ residents waiting to rent in our properties - taking into account approximately $30,000 of annual rent per apartment based on expected averages, if we converted all waitlist members to Orion Haus users, we could gross over $900 Million in annual recurring revenue and fill over 100 buildings.

(Industry note: Based on our research, it's not common to have a multifamily waitlist, let alone one this massive.) This is all dependent on our conversion rates and does not take into account annual company expenses but we wanted to share the possibilities of the future of the business. Please refer to our forward looking information legend and risk factors in our campaign materials.

Orion Haus began as ORION HAUS LLC which was originally formed in Florida on February 4, 2020. The Company's headquarters are in Florida and the company began operations in 2020. The founders of the Company also created OH Management USA LLC, a Delaware LLC, in 2021. In 2021, Orion Haus Homes and Hotels Inc. was formed in Delaware to be the parent company for Orion Haus LLC and OH Management USA LLC.

Competitors and Industry

The flexible housing market is still in it's most nascent stages, but there are a handful of companies that have started to emerge. The most relevant are as follows: Niido, Natiivo, DayDream Apartments, Sonder, Property Markets Group (PMG) (Co-living), Common (Co-living), Ollie (Co-living), Migo by Real Page (LTR/STR SAAS), WeLive, Domio.

Current Stage and Roadmap

Based on our financial model, we are expecting in our next 12 months, which will be our first official year of operations, we have a projected and contracted revenue of approximately $2.4M. Our costs of good sold during that same time is projected to be approximately $1.3M. Our gross profit margin by month 12 is projected to be approximately 42% with a net income of approximately 32%. Again, these are financial projections and are subject to change depending on our continued efforts of the next 12 months and also the success of this offering.

Please refer to our forward looking information legend and risk factor in our offering materials. These are estimates made by the company internally and should be considered in the context of all of our offering materials.

The Team

Officers and Directors

Name: Cindy Diffenderfer

Cindy Diffenderfer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: February 04, 2020 - Present
  Responsibilities: Develop the vision, strategy, business plan and team for the company. Oversee Operations, Logistics, Sales, Marketing, Team Building, Finance, and Fundraising. Currently, Cindy's compensation for her role includes an annual salary of $250,000 along with 40% equity ownership.

Other business experience in the past three years:

- **Employer:** NGD Homesharing LLC
  Title: Co-founder & Chief Marketing Officer
  Dates of Service: December 02, 2015 - February 19, 2020
  Responsibilities: Develop and create vision, business plan, team, financial, logistics, design, operations and fundraising.

Name: Kanan Whited

Kanan Whited's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder & Chief Marketing Officer
  Dates of Service: February 04, 2020 - Present
  Responsibilities: Interior Design, Digital Marketing, Social Media, Advertising & Sales. Currently, Kanan's compensation includes an annual salary of $250,000 along with 20% equity ownership.

Other business experience in the past three years:

- **Employer:** Virgin Voyages
  Title: Creative Director
  Dates of Service: May 01, 2019 - May 01, 2020
  Responsibilities: Create this vision, brand, marketing strategy, sales strategy and implementation for the launch of Virgins new Cruiseline.

Other business experience in the past three years:

- **Employer:** NGD Homesharing LLC (Niido & Natiivo)
  Title: Creative Director
  Dates of Service: January 01, 2018 - May 01, 2019
  Responsibilities: Interior Design, Purchasing, Design logistics and Operations, Management of creative teams and outside consultants, budgeting, project management, creation and execution of marketing campaigns, resident on-boarding campaigns and resident retention programming.

Name: Gregory Sandefur

Gregory Sandefur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel
  Dates of Service: February 04, 2020 - Present
  Responsibilities: Legal, contract management, regulatory compliance and human relations. Currently, Gregory's compensation includes an annual salary of $250,000 along with 35% equity ownership.

Name: Scott Liebman

Scott Liebman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Financial management, underwriting, accounting, fundraising, financial reporting, financial compliance and audit management, fundraising, capital structuring, lender and investor reporting. Currently, Scott's compensation includes an annual salary of $250,000 along with 5% equity ownership.

Other business experience in the past three years:

- **Employer:** Liebman Group Consulting
  Title: CEO
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Mergers and Acquisitions, Debt & Equity restructuring, Financial Analytics, Auditing, Independent company Valuations, fundraising, investment management and financial due diligence for law firms and family offices.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock or Class B Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock or Class B Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $4,999,999.99 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on providing flexible housing solutions for long term and short term residents. Our revenues are therefore dependent upon the market for consumers to continue to want and spend money on flexible housing and vacation rental properties as means of accommodations as their preference for travel.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a fully developed and operational enterprise sofware solution for our company to engage in transactions. The Company may always use third party software service providers to facilitate our services. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Software. Delays or cost overruns in the development of our Software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in staffing and engineering, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Orion Haus Homes and Hotels Inc was formed on July 15th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Orion Haus Homes and Hotels Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Orion Haus Homes and Hotels flexible housing solutions is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, technology, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Orion Haus Homes and Hotels Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Orion Haus Homes and Hotels Inc., could harm our reputation and materially negatively impact our financial condition and business.

General Market Risks
In addition, we believe that our revenue growth depends upon a number of factors, including: • The COVID-19 pandemic and its impact on the travel housing and and accommodations industries; • Our ability to retain and grow the number of units under management, the occupancy and the average daily rates are all subject to constantly changing market conditions; • Our ability to retain and grow the number of residents and hosts and the number of available homes in our homesharing program; •

Events beyond our control such as pandemics and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations; •competition; • The legal and regulatory landscape and changes in the application of existing laws and regulations or adoption of new laws and regulations that impact our residential business, Short-Term-Rental permissing availability, hosts, and/or guests, including changes in short-term occupancy and tax laws; • the attractiveness of home sharing to prospective hosts and guests; • The ability to create a level of consumer awareness and positive perception of our brand; • The level of spending on brand and performance marketing to attract residents, hosts and travelers to our communities; •Our ability to grow new offerings and tiers, such as Class A luxury apartments, single family homes and to our presence in different geographies; • timing, efficiency, and costs of expansion and upgrades to our software, services, team and infrastructure; and; • other risks described elsewhere in this prospectus. A softening of demand, whether caused by events outside of our control, such as COVID-19, changes in host and guest preferences, any of the other factors described above, or in this prospectus or otherwise, will result in decreased revenue. If our revenue does not improve, we may not achieve profitability and our business, results of operations, and financial condition would be materially adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kanan Whited LLC (managed by Kanan Whited, 100% Owned by Kanan Whited)	15,000,000	Common Stock	20.0
The Cindy M. Diffenderfer Family Trust	30,000,000	Common Stock	40.0
Gregory Clay Sandefur Trust	26,250,000	Common Stock	35.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,578,946 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 75,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The discussion of financials includes reference to Orion Haus Inc.'s two subsidiary businesses, OH Management USA LLC and Orion Haus LLC which have both been in operation since 2021 and 2020 respectively. We have aggregated the data of our two predecessor entities for discussion regarding the Corporation's financial history. The company began operations in 2020. The founders of the Company created OH Management USA LLC, a Delaware LLC, in 2021 for purposes of shifting operations into a Delaware entity for investor relations. The Company and OH Management USA LLC will be merged with Orion Haus Homes and Hotels Inc., a new Delaware C-corporation, that was formed on July 27, 2021 (see Note 8), which will continue Orion Haus operations going forward. The financials hereto reflect the historical operations of Orion Haus LLC, which was the only Orion Haus entity in existence during the fiscal year ended December 31, 2020.

Revenue

The company officially started the business February 4th, 2020, but didn't start generating revenue until May of 2021. As of 6/30/2021, we have $984,596 of receivables at this time and an additional pending contract and an LOI for consulting fees associated with bringing 13 more buildings online.

Orion Haus is revenue generating and has signed a deal to manage 10 multifamily buildings — one of the biggest short term rental multifamily deals in history — a deal which also includes 13 additional buildings by the end of 2021. The contract gives Orion Haus a Right of First Offer option on all future multifamily buildings by the same owner.

Cost of Sales As the company was pre-revenue the past two fiscal years, there were no cost of sales.

Gross Margins As the company was pre-revenue the past two fiscal years, there were no gross margins to note.

Expenses Expenses for OH Management LLC to date included $5,633. Expenses for Orion Haus LLC for fiscal year 2020 were $301,558. These included general and adminstrative and sales and marketing expenses.

Orion Haus Homes & Hotels Inc. now as the parent company to the two subsidiary LLC businesses will be developing the company in the future.

Historical results and cash flows:

Current contracts are indicative of future company contracts and thus 2021 is indicative of what investors should expect in the future. We anticipate adding additional revenue streams through the following:

1. SAAS licensing once our software is complete

2. Property Management agreements based on a % of monthly revenue managed

3. International Licensing for the Carribean, Europe, ASEA, and South America

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 6/30/21 The Company had over $60,000 of cash on hand, with significant A/R recievables expected to be collected in August.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign allow us to expand our team, accelerate the development of our technology and expand our geographic footprint. The business is privately funded and will continue to be so until the company reaches profitability. Though the funds being raised here are critical for rapid growth and expansion, they are not necessary to operate the business. Between the founders own capital and business revenue, the company can still operate and grow without outside capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No funds from the campaign are necessary to the viability of the company, as we are already revenue and cash-flow generating. However, if we are to achieve our aggressive growth targets, we will need to raise funds to rapidly scale our team and portfolio. Otherwise, our growth will be more gradual.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company has 36 months of runway without an influx of outside capital. Our first three buildings are launching in August of 2021 and we have outstanding A/R for service fees that will take us a long way.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will have 36 months of runway to operate the company domestically with the maximum funding goal of $5,000,000.00. The company is not likely to expand outside of the domestic market without additional outside capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

OH plans to leverage both equity capital and revenue to obtain operating credit and institutional debt. We anticipate a followon raise to finance geographic expansion in the next 24 months.

Indebtedness

- **Creditor:** PPP
  Amount Owed: $173,097.50
  Interest Rate: 1.0%
  Maturity Date: May 05, 2022
  In May 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through State Bank of DeKalb for a total of $173,397.50. The loan matures on May 2022 and has an interest rate of 1.00%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and

any covered utility payment. It is more likely than not that the Company will repay the PPP Loan as the funds were not determined to be used for purposes that forgiveness will be granted.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $57,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of two separate unit matrices.

We based our valuation on 'per unit value' for units under management (UMM) and compared it to the following companies:

Lyric -$750,000,000 valuation, on 1,000 UUM with an approximate value of $750,000 per unit

Sonder - $1,300,000,000 valuation on 5,000 UUM with approximate value of $215,124 per unit

The Guild - $55,000,000 on 800 UUM with an approximate value of $167,500 per unit

Niido - $55,000,000 valuation on 670 UUM with an approximate value of $82,090 per unit

Based on the unit count and value per unit as referenced above, the blended average value per unit is: $303,678.50

If we were to use the $303,678 above, the Orion Haus valuation would be $482,241,458

Using the Niido value per unit of , which is the lowest of the 4 and the most relatable of $82,090, that would put Orion Haus at a $130,358,920.

The Company set its valuation internally, without a formal-third party independent evaluation.The pre-money valuation has been calculated on a fully diluted basis and the company currently only has one class of stock and no outstanding options or other securities with a right to acquire shares. The Company does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Onboard expenses for new buildings under management contracts. This includes hardware, software and systems administration and integration. Interior design, space planning, purchasing, logistics, installations, quality control, and photography.

If we raise the over allotment amount of $4,999,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We will be developing our brand and all collateral assets such as print materials, digital ads, videos, promotional gear and property websites. Social Media, SEO, Waitlist building, Geographic Expansion, Promoted Listings.

- *Legal*
  10.0%
  Zoning, Permitting, Tax Advisement, Regulatory, Compliance.

- *Company Employment*
  40.0%
  This allows us to employ our team: Designers, Real estate acquisitions, asset management, Director of Operations, Marketing, Administration. 3 Executive 3 Operations 2 Real Estate/ Sales 2 Design 2 Guest experience 1 Asset management 1 Marketing 1 Admin

- *Technology*
  15.0%
  This allows us to employ our CTO full time along with a dedicated team of 15 designers and engineers to build our Enterprise Software Solution.

- *Inventory*
  15.0%
  Onboard expenses for new buildings under management contracts. This includes hardware, software and systems administration and integration. Interior design, space planning, purchasing, logistics, installations, quality control, and photography.

- *Reserves*
  6.5%
  Flexible Funds to be utilized by other departments as needed.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.orionhaus.com (www.orionhaus.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/orion-haus

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Orion Haus Homes & Hotels Inc.

[See attached]

Orion Haus LLC

(a Florida Limited Liability Company)

Audited Financial Statements

Period of February 4, 2020 (inception) through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Orion Haus LLC

Table of Contents

Independent Auditor's Report FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of December 31, 2020 FS-5

Income Statement for the period of February 4, 2020 (inception) through December 31, 2020 FS-6

Statement of Changes in Members' Equity for the period of February 4, 2020 (inception) through December 31, 2020 FS-7

Statement of Cash Flows for the period of February 4, 2020 (inception) through December 31, 2020 FS-8

Notes and Additional Disclosures to the Financial Statements as of December 31, 2020 FS-9

TaxDrop

Independent Auditor's Report

July 15, 2021
To: Board of Directors of Orion Haus LLC
Attn: Cindy Diffenderfer, CEO
Re: 2020 Financial Statement Audit – Orion Haus LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Orion Haus LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Orion Haus LLC as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orion Haus LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orion Haus LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orion Haus LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Orion Haus LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop

TaxDrop LLC
Robbinsville, New Jersey
July 15, 2021

Orion Haus LLC

BALANCE SHEET
As of December 31, 2020
(Audited)

	2020
ASSETS	
Current Assets	
Cash and cash equivalents	$190
Total Assets	**$190**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Advances from related parties	174,369
Loans, current portion	173,398
Total Liabilities	**347,767**
STOCKHOLDERS' EQUITY	
Member Contributions	7,702
Accumulated deficit	(355,279)
Total Stockholders' Equity	**(347,577)**
Total Liabilities and Stockholders' Equity	**$190**

Orion Haus LLC
STATEMENT OF OPERATIONS
For Period February 4, 2020 (Inception) to December 31, 2020
(Audited)

	2020
Revenues	**$ -**
Operating expenses	
Advertising & Marketing	28,383
General & Administrative	171,560
Contractors	103,616
Legal & Professional Fees	35,473
Travel	16,248
Total operating expenses	**355,279**
Net Operating Income	**(355,279)**
Interest expense	
Net Income	**$ (355,279)**

Orion Haus LLC
STATEMENT OF MEMBERS EQUITY
For Period February 4, 2020 (Inception) to December 31, 2020
(Audited)

	Members Contributions	Retained Earnings	Total Members' Equity
Balance as of February 4, 2020 (Inception)	**$0**	**$0**	**$0**
Contributions from founders	7,702	0	**7,702**
Net Income (Loss)	0	(355,279)	**(355,279)**
Balance as of December 31, 2020	**$7,702**	**($355,279)**	**($347,577)**

See Independent Auditor's Report and notes to the financial statements.

ORION HAUS LLC
STATEMENT OF CASH FLOWS
For Period December 31, 2020
(Audited)

	2020
Cash Flows from Operating Activities	
Net Income (Loss)	(355,279)
Increase/(Decrease) in Advances from Related Parties	174,369
Increase/(Decrease) in PPP Loan	173,398
Net cash used in operating activities	(7,512)
Cash Flows from Financing Activities	
Increase/(Decrease) in Member Contributions	7,702
Net cash provided by financing activities	7,702
Net change in cash and cash equivalents	190
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	190

ORION HAUS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

ORION HAUS LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Florida on February 4, 2020. The Company offers short-term rental listings in collaboration with residential apartment buildings. The Company's headquarters are in Florida. The company began operations in 2020.

The founders of the Company created OH Management USA LLC, a Delaware LLC, in 2021 for purposes of shifting operations into a Delaware entity for investor relations. The Company and OH Management USA LLC will be merged with Orion Haus Homes and Hotels Inc., a new Delaware C-corporation, that was formed on July 27, 2021 (see Note 8), which will continue Orion Haus operations going forward. The financials hereto reflect the historical operations of Orion Haus LLC, which was the only Orion Haus entity in existence during the fiscal year ended December 31, 2020.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $190 of cash on hand.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Company is reported and taxed to members on their individual tax returns.

The Company complies with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to the financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company does not currently generate revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $28,383 for the year ended December 31, 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

PPP Loan

In May 2020 the Company entered into a Paycheck Protection Program Loan (“PPP Loan”) through the Small Business Administration through State Bank of DeKalb for a total of $173,397.50. The loan matures on May 2022 and has an interest rate of 1.00%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. It is more likely than not that the Company will repay the PPP Loan as the funds were not determined to be used for purposes that forgiveness will be granted.

NOTE 4 – INCOME TAXES

The Company will file its necessary income tax returns through its members for the period ended December 31, 2020 in 2021 which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS’ EQUITY

Under the operating agreement, the Company has authorized the issuance of up to 100,000,000 membership units. As of December 31, 2020, 75,000,000 units have been issued and outstanding. Holders of these units shall be entitled to vote on all matters submitted to the vote of the Members at the ratio of one vote for each unit owned.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in common stock via the newly formed successor entity: Orion Haus Homes and Hotels Inc. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through July 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Orion Haus

Turning everyday renters into real estate investors.


Where we tu renters into
real estate investors.

Website | Fort Lauderdale, FL | REAL ESTATE

$0.00 raised

0 Investors	**$57M** Valuation
$0.76 Price per Share	**$198.36** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Orion Haus is a revolutionary platform that turns everyday renters into real estate investors. Renters can earn up to 200% of their rent through homesharing, and Orion Haus buildings make 10% more than their competition - all safely and securely managed by our proprietary technology and on-site personnel.

Reasons to Invest

Opportunity

- Orion Haus is **on target to dominate** the homesharing market and plans to expand globally

Traction

- Orion Haus is the industry leader in apartment homesharing with nearly **$220 million of assets under management** with 10 buildings and 1,588 apartments throughout the U.S.

Proven Success

- **In its first 3 months of operations, Orion Haus has generated nearly $1 million in revenue ($984k).** Orion Haus has **60 more buildings** in its pipeline and **over 30,000 apartments** on its wait list.

Seasoned Leadership Team

- **Elite Entrepreneurial Executives -** The founding real estate, technology, and operations executive team have proven hyper-success in the space.

"Orion Haus turns everyday renters into real estate investors."

THE PROBLEM

We Believe Home Ownership Is Elitist

We believe barriers to owning real estate are too high, forcing more and more people to rent and we all know when you rent, it can feel like throwing your hard-earned money away. Yet, the only way to make money off of real estate is to own it.

Almost half of renters are cost burdened, spending almost half of their income on rent, yet the housing market is worth $36 Trillion.


CNBC
MONEY
A shocking number of Americans live in housing they can't afford, according to Harvard study
Harvard study: Millions of Americans can't afford to pay for housing
According to new research by Harvard University, almost 40 million Americans "live in housing they cannot afford."
Inc.
In 75 Percent of America the Average Worker Can't Afford the Median Home
Can't afford to buy a house where you live? You're really, really not alone.
Getty Images
Look at the top-line numbers

Orion Haus Turning renters into real estate investors


MarketWatch
The average family can't afford to own a home in most U.S. counties — here's why
'Things are going in the wrong direction for buyers,' the report author wrote.
For the average household, owning a home has grown less and less affordable thanks to rising property prices.
GETTY IMAGES
CBS NEWS
Average Americans can't afford a home in 70 percent of the country
HOME BUYING MEDIAN SALES PRICE
Homes are actually a bit more affordable today than a year ago, and experts are watching to see if that will continue in 2019.
Still, in more than 70 percent of the country, home prices are more than the average worker can afford.

Orion Haus Turning renters into real estate investors


CNN BUSINESS
LIVE TV
Too many Americans can't afford homes. But there is a solution
The basic American contract is that if you work hard and play by the rules, you should be able to purchase a home and provide a comfortable living for your family. But this contract has long been broken for far too many people.
Working families in every American city and town — particularly millennials and African American and Hispanic individuals and families — are denied one of the most effective ways to create equity and achieve stability that an affordable single-family home provides. This problem has been even further
unison
Is the homeownership dream still alive?
Saving for a down payment takes an average of 27 years in top U.S. cities.
Down Payment Savings Timetable

Orion Haus Turning renters into real estate investors

THE SOLUTION

Orion Haus Turns Renters Into Real Estate Investors Through Homesharing

What's homesharing?

Call it a sublet, a vacation rental, a short term rental (STR), or rental arbitrage — it really doesn't matter what you call it. In most cases, you have to ***own*** the property in order to monetize it.

Not anymore.

At Orion Haus, we make it possible for you to earn additional income through homesharing without the huge down payments and 30-year mortgage commitments.

All you need is a standard 12-month lease, and you're ready to start making money.


Call it a sublet,
a vacation rental,
or a short term rental
– it really doesn't
matter what you call it.
In most cases, you have
to own the property in
order to monetize it.
Not anymore.
Orion Haus
Turning renters into real estate investors

THE MARKET

Homesharing is not a new market. But until now, you've been kept out of it.

Based on our research year, Silicon Valley VCs and big company CEOs invest millions of dollars into homesharing, keeping all of the upside, financial returns, and opportunity for themselves.

That's why Orion Haus's mission is to democratize the homesharing market.

BY THE NUMBERS:

$200B+ projected global spend on vacation rentals in 2022

15%+ homeshare vacation rentals in the global lodging market

2x homeshare growth vs traditional accommodations


Homesharing is not a new market.
But until now, you've been kept out of it.
Orion Haus
Turning renters into real estate investors

"Orion Haus's mission is to democratize the industry and make every renter a real estate investor."

OUR TRACTION

Orion Haus already has 10 buildings set to open in 2021 — And we have 30,000+ apartments on our wait list. We could fill 90+ buildings with the current demand!

The first of Orion Haus' contracts sent shockwaves through the industry — with 10 buildings opening in 2021 and another 13 coming right behind it!

And we've got a wait list for renters that we could fill 90+ more buildings with.

Orion Haus has also generated nearly $1 million in revenue in only 3 months of operations, and has 60+ more buildings in its pipeline.


Orion Haus by the numbers
1,588 Apartments
10 Buildings
$984,000 Revenue
30,000+ Apartments on Waitlist
60+ Buildings in pipeline
Orion Haus
Turning renters into real estate investors


199 Apartments
Memphis, TN
1,211 Pre-leased
Nashville, TN
123 Apartments
1,255 Pre-leased
Houston, TX
98 Apartments
1,558 Pre-leased
Atlanta, GA
170 Apartments
Dayton, OH
96 Apartments
Trenton, NJ
124 Apartments
Reading, PA
861 Pre-leased
Charlotte, NC
813 Pre-leased
Charleston, SC
330 Apartments
Orlando, FL
118 Apartments
Tulsa, OK
1,297 Pre-leased
Dallas, TX
1,233 Pre-leased
Florida Pan Handle
1,142 Pre-leased
New Orleans, LA
1,818 Pre-leased
South Florida
1,237 Pre-leased
Florida West Coast
118 Apartments
1,317 Pre-leased
Austin, TX
183 Apartments
Jackson, MS

We have what it takes to bring Orion Haus to the globe.

Technology
Currently in development.

On-Site Operations
24/7 on-site concierge team.

Trusted Experience
We've done it before, and we're doing it better.

Dashboards
Data makes everything better.

Easy App
Frictionless technology for a great experience.

Smart Home
Integrating with smart home technologies.

There are ~ 20M global vacation rentals, imagine what happens when Orion Haus unlocks entire apartment buildings.

The (TAM) Total Addressable Market is Huge

The current amount of U.S. apartment units out-numbers the amount of global vacation rentals listed online for rent.


~22M+
Amount of apartments in the U.S.
~20M+
Global vacation homes on online travel agencies
5M+
U.S. vacation homes
1M+
U.S. vacation homes on online travel agencies
Orion Haus

Sources: NMHC, Technavio, U.S. Census Bureau, AirDNA

OVERVIEW

How Orion Haus works

Call it a short term rental (STR), a vacation rental, or a sublet — at Orion Haus, we call it "homesharing." Much like subletting, homesharing is the act of renting out an already rented apartment.

Here's how it works:

1. You sign a standard 12-month rental lease on an apartment.
2. Then, you list that apartment through vacation rental platforms using proprietary Orion Haus technology.
3. And then re-rent it out on a short-term basis to travelers.

Orion Haus technology and interior design work hand-in-hand to maximize bookings for renters, and is managed by the on-site Orion Haus Concierge team to keep homesharing safe, easy, and profitable.


Orion Haus
Unlock Door
Calendar
Neighborhood
Boutique
Support

Orion Haus buildings create highly lucrative sales through our technology and design, which work hand-in-hand to maximize bookings:

ORION HAUS MAKES IT *SIMPLE*: Orion Haus makes the process simple, walking you through each step, and using market data and A.I. to create the highest revenues.

ORION HAUS MAKES IT *BETTER*: The design of Orion Haus buildings and apartments are based on data and insights to stand out to travelers and create higher priced bookings.



Actual designs by Orion Haus team. Images of the use of Orion Haus are demo versions. Orion Haus designs are currently in production and in pilot phase with prospective customers.

WHAT WE DO

We turn regular apartment buildings into Orion Haus homesharing-friendly buildings where rent payments go to work earning more money for you.



Designed to increase revenues.

Orion Haus residences are especially designed to help you get bookings. Created by local designers, Orion Haus is authentically unique, warm, spirited, and inviting.

1. Rent your apartment.

Choose your cities and what size apartment fits your lifestyle. If your travel schedule means you won't ever be at home with your guests, you might like a Studio or a One Bedroom. If you are home sometimes, but always want added income, a Two Bedroom or Three Bedroom would be perfect for you.



Homesharing-in-a-baux™.

Getting started is easy with our Orion Haus starter kit. Luxury linens like sheets and towels, high-end amenities like shampoo, conditioner, and body wash, and delicious candles help you take your listing to the next level right away.

2. Decorate your space.

Orion Haus makes it easy. Pick up our starter kit and you'll be stocked with over 128 essentials — from sheets on the bed to silverware in the drawers. And, we offer fully-furnished options with high-end furnishings in a handful of local styles, created by local designers.

3. Create your listing.

Your app helps create and sync your listing across 45+ online travel agencies. The app gives you analytics on your listing, and automatically creates digital keys for guest reservations and schedules housekeeping when they check out.

Professionally managed.

Our team does the heavy lifting when it's most needed (like keeping you in the loop when your guest arrives and leaves; and automatically scheduling turnovers.



Orion Haus supports and encourages you to earn money on your space – whether traveling for work, or heading out for the weekend.

Hosting features

Orion Haus amenities for you and your guests



Full-time hosts.

Think of them as your Orion Haus concierge team. They're here to make your listing sparkle, and make sure your guests have a seamless experience.



App with insights.

Earnings viewer. Integrated listing and calendar management. Automatically scheduled cleanings. Notifications when your guests arrive and leave. Business analytics dashboard to check your performance. On-site staff messaging. Events calendar. Tax payment reminders.



Ultimate experiences.

Bike-share. Scooter-share. Moke rentals. Yacht charters. Coffee carts in the morning ...and gelato carts at night (seriously).



Resort pool & sun deck.

The ultimate resort-style pool deck. Spa. Cabanas. Lounge chairs. Don't forget the sunscreen.



Digital locks.

Contactless. Bluetooth. Digital. These locks work with your and your guests' phones. Access and entry is super easy through your Orion Haus app.



Design packages.

Hand-selected unique design packages for rent. Great style, and guess what? If anything gets damaged (by you or your guests) you can get a replacement to your unit in 24 hours.


ORION HAUS

On-site host supply shop.

With anything you or your guests could need (or want...). Bed and bath linens. Scented candles and room sprays. Shampoo, conditioner, bodywash, lotion. Coffee mugs. Bottled water. Notebooks and stationery.





Lush landscaping.

And outdoor kitchens. Walk the grounds to the fire pits. We'll be at the grill. You bring the fixin's.

Fitness Center.

Two full sets of weights. Cables. Cardio room. Full schedule of fitness class — which can be taken in person or streamed online in your home. Free for residents and guests.

The Orion Haus technology integrates every tool to help you earn as much as possible.

STR permits & legal compliance	Orion Haus permits your listing so everything's on the up-and-up.
Tax management & remittance guidance	Orion Haus manages your taxes and provides instructions for you to pay The Man.
Automatic housekeeping	Automatic, and no charge to you.
Furnishing and designing your apartment	Orion Haus provides design packages if needed, or you can furnish your apartment yourself.
24/7 On-site concierge	Concierges are there to help you and your guests.
Digital locks and code creation for guests.	No worries, it happens automatically.
Exclusive partnership with Wheelhouse provides pricing for your listing.	Our exclusive partnership with Wheelhouse provides you with in-app pricing recommendations, but at the end of the day, pricing is up to you.
Photography of the building and amenities	Orion Haus provides photography of the common areas and all amenity spaces that you can use if you'd like to. Plus, if you get an OH furniture package, photos come with!
Booking calendar availability	The days you make your apartment available are totally up to you.
Notifications for "High Earning Days"	To help you keep earning the most you can.
Full daily event programming for hosts & guests	Daily and nightly events to keep you and your guests entertained.
Group fitness classes	Yoga, HIIT, Circuit training — all included, no charge.
Personal direct booking website for your listing	Drive traffic without high booking fees.
Real-time data analytics on your apartments	Use the data to get the results you want.
Loyalty program and discounted stays	Earn stars with every earned dollar, and spend them for stays at other locations, discounts, and more.

THE BUSINESS MODEL

Orion Haus puts your rent to work, earning money for you.

Orion Haus technology and buildings turn everyday renters into real estate investors. We help you put your rent to work — to earn money for you— without a huge down payment or a 30-year mortgage.

And Orion Haus's design and technology work hand-in-hand to support you in making the highest revenues.

Orion Haus technology puts every professional tool in your hands.

We're developing our own portfolio of websites to enhance the booking experience.



ACCOMMODATIONS
ABOUT US
BLOG
CONTACT US
USD ($)
WELCOME TO BOOK-BNB.COM
SEARCH
FIND THE PERFECT LOCAL GETAWAY
Ready to get away from a stuffy home office? We thought so.
MacBook Pro

**The above images are of products currently in development and not yet available on the market.*

Integrating smart home technology throughout our portfolio creates a great experience for all.

Smart Lock
Digital access for residents and guests.

Noise Monitoring
Catch problems before they happen.

Smart Thermostat
Eco-Friendly and saves money.

WiFi
Secure and protected networks.



Actual designs by Orion Haus team. Images of the use of Orion Haus are demo versions. Orion Haus designs are currently in production and in pilot phase with prospective customers.


Orion Haus
Unlock Door
Calendar
Neighborhood
Boutique
Support
ORION HAUS

HOW WE ARE DIFFERENT

Orion Haus is for Everyone.

Orion Haus is for You.

Orion Haus's mission is to democratize homesharing. There are big players out there making money off homesharing in thousands of rental apartments, but most buildings still won't allow regular renters to do the same. Orion Haus is bringing the ability to make money off a rental apartment to the everyday renter.



Actual designs by Orion Haus team. Images of the use of Orion Haus are demo versions. Orion Haus designs are currently in production and in pilot phase with prospective customers.

OUR VISION

DOMESTIC EXPANSION

Orion Haus is currently opening 10 buildings and 1,588 apartments throughout the U.S. Soon after, Orion Haus expects to continue expanding and opening more buildings throughout the South East, South West, Mid-West, and other secondary and tertiary markets throughout the US. We also plan to expand into single family home developments and hotels.

REAL PROPERTY

Orion Haus has begun developing its Real Estate Syndicate to own, operate, and develop an Orion Haus-managed portfolio of multifamily assets.

INTERNATIONAL EXPANSION

Orion Haus plans to expand internationally across the globe.



Actual designs by Orion Haus team. Images of the use of Orion Haus are demo versions. Orion Haus designs are currently in production and in pilot phase with prospective customers.

OUR FOUNDERS

Orion Haus is led by industry revolutionaries



Travel and hospitality entrepreneurs Cindy Diffenderfer and Kanan Whited brought the first-of-its-kind and hyper-successful apartment homesharing brands Niido and Natiivo to life — where everyday renters made over $5 million in the first year.

And now, we're going even bigger. We rewrote the playbook and turned up the dial to create this lucrative business model — ditching what didn't work and optimizing what did. This time, there's no platform exclusivity — so hosts can earn more. This time, there's no real estate exclusivity — so we can expand faster.


PRADA

Actual designs by Orion Haus team. Images of the use of Orion Haus are demo versions. Orion Haus designs are currently in production and in pilot phase with prospective customers.

Simply put, Orion Haus is better, faster, *and way more popular* than the competition.


Comparables
• DTC vacation rental platforms
• Online travel and booking platforms
• Local marketplaces that unlock local supply
Zillow
Expedia
Etsy
vacasa
DOORDASH
Booking.com
Orion Haus

WHY INVEST

Taking Advantage of a Booming Industry

Based on our founders' history, competitive set, and astounding traction, Orion Haus is on target to become one of the top most innovative leaders in the homesharing industry.

The apartment building industry in the U.S. alone is worth $3 Trillion and the worldwide growth potential is limitless. This opportunity is an early stage investment on the ground floor with experts leading the charge to bring Orion Haus all across the globe to their current wait list of over 30,000 apartments.

We all work our entire lives to create wealth for others and get nothing in return for ourselves. We're just like you. Which is why we created Orion Haus, and which is why we're giving this opportunity to **you**.

Invest now in Orion Haus, and you're actually buying a piece of our company creating an opportunity for wealth generation. We make money, you make money.

Take control of your own future. Invest in Orion Haus now.


Austin, TX
118 Apartments
Houston, TX
123 Apartments
Orlando, FL
330 Apartments
Memphis, TN
199 Apartments
Atlanta, GA
84 Apartments
Tulsa, OK
170 Apartments
Trenton, NJ
96 Apartments
Jackson, MS
183 Apartments
Reading, PA
124 Apartments
Dayton, OH
161 Apartments

This is where Orion Haus is today.
Imagine where we will be in 5 years.

Be a part of the movement to bring Orion Haus to the globe.

Invest now.

Meet Our Team



Cindy Diffenderfer

Chief Executive Officer

Ms. Diffenderfer is a seasoned entrepreneur in Travel, Hospitality, Real Estate, Fashion, Beverage, & IoT. Acquired over $1B in investments. Co-Founded Niido & Natiivo, partnership with the largest OTA in the world, Brookfield Property Partners, & Citibank.



Kanan Whited

Co-founder & Chief Marketing Officer

Mr. Whited is a marketing, brand, and creative executive for the world's most irresistible hospitality and lifestyle brands: Natiivo & Niido brands, Virgin's Virgin Voyages, Amazon's Whole Foods Market, & Scoop NYC, Echo Design, Ralph Lauren, Brooks Brothers.



Scott Liebman

Chief Financial Officer

Mr. Liebman oversees finance and investments. Managing Partner at Liebman Group, Operating Partner at BASE Equity Partners, M&A and strategy origination & execution: Armchen International, Cross Keys Capital, and FNY Capital Management.



Gregory Sandefur

General Counsel

Mr. Sandefur oversees legal in real estate, compliance, and regulation for local and state administration, and licensing. Expertise in logistics and distribution.

Offering Summary

Company	Orion Haus Homes & Hotels Inc.
Corporate Address	2801 S. Federal Highway, 21770, Fort Lauderdale, FL 33335
Offering Minimum	$9,999.32
Offering Maximum	$4,999,998.96
Minimum Investment Amount (per investor)	$198.36

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 13,157

Maximum Number of Shares Offered : 6,578,946

Price per Share : $0.76

Pre-Money Valuation : $57,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first 72 hours and receive 15% bonus shares

Invest $100,000 within the first 96 hours and receive 20% bonus shares

Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Amount-Based:

Tier 1: $1,000+

Orion Haus resident receives 1 month of management with no commission (1 apartment)

Tier 2: $2,500+

Orion Haus luxury linen and fragrance package

Tier 3: $3,000+

1-Year VIP Discount of 10% on all Orion Haus reservations

Tier 4: $5,000+

Orion Haus pays your first rent payment

Tier 5: $7,500+

Attendance to the Orion Haus Annual Pro-Host Investor Summit

(For 2 attendees & free accomodations)

Tier 6: $10,000+

Building Owners get a preferred spot on the waitlist to become an

Orion Haus building

Tier 7: $25,000+

Building Owners get 1 month of Orion Haus management with no fees

Tier 8: $50,000+

1 Admission into the Orion Haus Internship Program

Tier 9: $100,000+

Right to invest in Orion Haus real estate

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Orion Haus Homes & Hotels Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.76/ share, you will receive 110 common stocks, meaning you'll own 110 shares for $76. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Welcome to Orion Haus, where we turn renters into real estate investors.

Home ownership is elitist. Barriers to owning real estate are too high, forcing more and more people to rent. And we all know when you rent, you're just throwing away your money. Yet the only way to make money off of real estate is to own it. Not anymore.

Orion Haus turns renters into real estate investors through homesharing. What is homesharing? Well, you can call it a short-term rental, a vacation rental, or a sublet, it doesn't matter. In most cases, you have to own the property in order to monetize it. At Orion Haus, we make it possible for you to homeshare without the 30-year mortgage and the unaffordable down-payment. All you need is that standard 12-month lease, and you're ready to start making money.

This is not a new market, but until now, we've been kept out of it. Each year, CEOs and VCs are investing millions of dollars into homesharing, keeping all opportunity for themselves. That's why Orion Haus' mission is to democratize the home sharing market. We worked all our lives to create wealth for the big guys and got nothing out of it. We're just like you, which is why we created Orion Haus.

Orion Haus is for the everyday renter. It's technology designed to help you make money. It's incredible amenities that will attract guests. It's there to keep you and your apartment safe. Orion Haus is for everyone. Orion Haus is for you.

Orion Haus, turning renters into real estate investors.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.